UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Northstar Asset Management Group Inc.
(Name of Issuer)

Common Stock, $.01 par value per share
(Title of Class of Securities)

66705Y104
(CUSIP Number)

David Abrams
c/o Abrams Capital Management, L.P.
222 Berkeley Street, 21st Floor
Boston, MA 02116 617-646-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 10, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Abrams Capital, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 0
9 Sole Dispositive Power 0
10 Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. Abrams Capital Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 0
9 Sole Dispositive Power 0
10 Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. Abrams Capital Management, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 0
9 Sole Dispositive Power 0
10 Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) OO (Limited Partnership)

1	Names of Reporting Persons. David Abrams
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. USA
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 0
9 Sole Dispositive Power 0
10 Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) IN

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to common stock (“Common Stock”) of Northstar Asset Management Group Inc., a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 399 Park Avenue, 18th Floor, New York, NY 10022. This Amendment is being filed by the Reporting Persons to amend the Schedule 13D originally filed by the Reporting Persons on August 17, 2016 as follows:

Item 5.  Interest in Securities of the Issuer

(a) and (b)  See Items 7-11 of the cover pages.

(c)  On January 10, 2017, pursuant to a merger agreement among the Issuer, Colony Capital, Inc. (“Colony”), NorthStar Realty Finance Corp. (“NRF”), Colony NorthStar, Inc. (“Colony NorthStar”) and certain other parties, the Issuer, Colony and NRF merged with and into Colony NorthStar.  In connection with these transactions, the Reporting Persons acquired securities of Colony NorthStar.  The Reporting Persons no longer beneficially own any securities of the Issuer.

(d)  Not applicable.

(e)  Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:                January 11, 2017
ABRAMS CAPITAL, LLC

By:  /s/ David Abrams
Name: David Abrams
Title:   Managing Member

ABRAMS CAPITAL MANAGEMENT, LLC

By:  /s/ David Abrams
Name: David Abrams
Title:   Managing Member

ABRAMS CAPITAL MANAGEMENT, L.P.
By:   Abrams Capital Management, LLC,
Its General Partner

By:  /s/ David Abrams
Name: David Abrams
Title:   Managing Member

David Abrams

By:  /s/ David Abrams
Name: David Abrams
Title:   Individually